S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 13-05

          November 22, 2005

NOTICE OF CHANGE IN YEAR-END

SAMEX Mining Corp. has changed the Company’s fiscal year-end to synchronize it with the year-end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  The change will make the Company’s accounting and reporting process more streamlined and efficient.  The Company’s old financial year-end of November 30th will be extended one additional month.

The Company’s new financial year-end will be December 31st.  As a result, the Company’s annual financial statements for fiscal 2005 (the transition year) will cover a period of thirteen months ending December 31, 2005.  Fiscal 2006 (the new financial year) will cover a normal period of twelve months ending December 31, 2006.  The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year (fiscal 2005)
Interim - For the Three Months Ended February 28, 2005
Interim - For the Six Months Ended May 31, 2005
Interim - For the Nine Months Ended August 31, 2005
Annual Financial Statements For the 13 Month Period Ended December 31, 2005

New Financial Year (fiscal 2006)
Interim - For the Three Months Ended March 31, 2006
Interim - For the Six Months Ended June 30, 2006
Interim - For the Nine Months Ended September 30, 2006
Annual Financial Statements For the 12 Month Period Ended December 31, 2006

“Jeffrey P. Dahl”
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.